SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

LAURENCE POUNTNEY HILL,
LONDON, EC4R 0HH, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Prudential plc (the "Company")

NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

The Prudential Group Share Incentive Plan

The Prudential Group Share Incentive Plan (the "Plan") is a HMRC approved share incentive plan available to all eligible employees including persons discharging managerial responsibilities (PDMRs).  Each month the Plan Trustee invests participants' contributions in the ordinary shares of the Company at the prevailing market price, which are held in the Plan Trust in accordance with the Plan Rules.

The Company was advised on 10 November 2014 of the following purchases on behalf of:

PDMR	Shares Purchased	Share Price	Total holding and total percentage holding following notification
T Thiam	12	£14.36	690,854 (0.027%)
P-O Bouée	12	£14.36	81,617 (0.003%)
J Hunt	12	£14.36	86,778 (0.003%)
M McLintock	12	£14.36	443,731 (0.017%)
N Nicandrou	13	£14.36	289,797 (0.011%)
M Coltman	12	£14.36	90,411 (0.004%)
J Foley	12	£14.36	223,159 (0.009%)
P Goerke	12	£14.36	94,326 (0.004%)
J Murray	12	£14.36	46,086 (0.002%)

Additional information

Prudential plc is not affiliated in any manner with Prudential Financial Inc., a company whose principal place of business is in the United States of America.

Contact

Angela Zeng, Company Secretarial Assistant, +44 (0)20 7548 3943
Sylvia Edwards, Deputy Group Secretary, +44 (0)20 7548 3826

Date of notification

11 November 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 11 November 2014

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/Sylvia Edwards

Sylvia Edwards
Deputy Group Secretary